ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 DEC 13 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046706

File No. 82-4959

Date: 26 NOV 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* *Asterisks denote mandatory information*

Name of Announcer *	ALLGREEN PROPERTIES LTD
Company Registration No.	198601009N
Announcement submitted on behalf of	ALLGREEN PROPERTIES LTD
Announcement is submitted with respect to *	ALLGREEN PROPERTIES LTD
Announcement is submitted by *	Ms Isoo Tan
Designation *	Company Secretary
Date & Time of Broadcast	26-Nov-2004 17:17:36
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	24-11-2004
2.	Name of Substantial Shareholder *	Prudential Asset Management (Singapore) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	23-11-2004
2.	The change in the percentage level	From 7.0268 % To 6.9793 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	73867000
As a percentage of issued share capital	0 %	7.0268 %
No. of shares held after the change	0	73367000
As a percentage of issued share capital	0 %	6.9793 %

Footnotes

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